## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

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## ANNUAL REPORTS
## FORM X-17A-5
## PART III

### FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC FILE NUMBER

8-53640

FILING FOR THE PERIOD BEGINNING **01/01/25**  AND ENDING **12/31/25**

MM/DD/YY                                                    MM/DD/YY

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### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **DBS VICKERS SECURITIES (USA) INC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**777 THIRD AVENUE, SUITE 1701**

(No. and Street)

**NEW YORK**                    **NY**                    **10017**

(City)                          (State)                   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

**MICAHEL T MARRONE**  **646-930-1906**         MICHAELMARRONE@DBS.COM

(Name)              (Area Code – Telephone Number)    (Email Address)

---

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**WITHUMSMITH+BROWN, PC**

(Name – if individual, state last, first, and middle name)

**200 JEFFERSON PARK, SUITE 400**  **WHIPPANY**   **NJ**   07981-11070

(Address)                        (City)        (State)  (Zip Code)

**10/08/2003**                          **100**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

### FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, ELAINE YU _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DBS VICKERS SECURITIES (USA) INC _____, as of 12/31 _____, 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: MANAGING DIRECTOR

Notary Public

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

**DBS VICKERS SECURITIES (USA) INC.**


STATEMENT OF FINANCIAL CONDITION
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

# CONTENTS

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# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
DBS Vickers Securities (USA) Inc.:

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DBS Vickers Securities (USA) Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*WithumSmith+Brown, PC*

We have served as the Company's auditor since 2014.

March 27, 2026
Whippany, New Jersey

WithumSmith+Brown, PC  200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070  T (973) 898 9494  F (973) 898 0686  withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

# DBS VICKERS SECURITIES (USA) INC.

**Statement of Financial Condition**
**December 31, 2025**

---

**ASSETS**

| | |
|---|---:|
| Cash and cash equivalents | $ 7,764,000 |
| Commissions and other receivables from affiliate | 65,322 |
| Accounts receivable from referral partners | 1,641,961 |
| Prepaid expenses and other assets | 14,983 |
| Operating lease right-of-use asset | 207,333 |
| Security deposit, office space | 75,840 |
| Total assets | $ 9,769,439 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

**Liabilities**

| | |
|---|---:|
| Accrued expenses and other liabilities | $ 250,612 |
| Operating lease liability | 207,333 |
| Intercompany payables to parent | 983,259 |
| Total liabilities | 1,441,204 |

**Stockholder's equity**

| | |
|---|---:|
| Common stock, $.01 par value, authorized, issued, and outstanding 1,000 shares | 10 |
| Additional paid-in capital | 2,684,990 |
| Retained earnings | 5,643,235 |
| Total stockholder's equity | 8,328,235 |
| Total liabilities and stockholder's equity | $ 9,769,439 |

*See accompanying notes to the financial statement.*

# DBS VICKERS SECURITIES (USA) INC.

**Notes to Financial Statement for the year ended December 31, 2025**

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**1.    Nature of business and summary of significant accounting policies**

*Nature of Business*

DBS Vickers Securities (USA) Inc. (the "Company") is a Delaware corporation which is wholly owned by DBS Vickers Securities Holdings Pte Ltd, a subsidiary of DBS Bank Ltd (the "Parent") based in Singapore. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company relies on the international dealer exception with the Ontario Securities Commission.

The Company operates as a broker-dealer dealing principally in Pacific Rim and other emerging markets' equity securities and effects securities transactions on behalf of U.S. institutional clients through its foreign broker-dealer affiliates on a delivery and/or receipt versus payment basis. The Company's commissions from customers are collected by an affiliate and remitted to the Company monthly. The Company does not hold cash or securities for its institutional customers.   Accordingly, the Company is exempt from registration for foreign broker-dealers transacting foreign securities in the United States with U.S. customers pursuant to the provisions of Rule 15a-6(a)(3).

The accompanying financial statements have been prepared from the separate records maintained by the Company, and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

*Cash and Cash Equivalents*

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

*Property and Equipment*

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation on a straight-line basis over the estimated useful lives of the assets of three years. Leasehold improvements are amortized using the straight-line method over the lesser of their economic useful lives or the term of the lease.

*Revenue Recognition*

The Company recognizes revenue under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606. The revenue recognition guidance requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

# DBS VICKERS SECURITIES (USA) INC.

**Notes to Financial Statement for the year ended December 31, 2025**

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**1.      Nature of business and summary of significant accounting policies (continued)**

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

See Note 3 for further information on this accounting standard, "Revenue from Contracts with Customers".

*Transactions in Foreign Currencies*

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in commissions on the statement of operations.

*Allowance for Credit Losses*

Under ASC Topic 326, the Company estimates allowance for credit losses based on its expectation of the collectability of financial instruments, including fees and other receivables, utilizing the current expected credit loss framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. The Company has not provided an allowance for credit losses on outstanding accrued fee receivables of $1,642,000 at December 31, 2025.

*Leases*

Under ASC Topic 842, the Company determines if an arrangement is a lease at inception. Right-of-use ("ROU") assets and lease liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company's incremental borrowing rate is a hypothetical rate based on understanding of what the Company's credit rating would be. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. When determining the probability of exercising such options, the Company considers contract-based, asset-based, entity-based and market-based factors. The Company's lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred on the statement of operations. The Company's lease agreements generally do not contain any residual value guarantees or restrictive covenants.

# DBS VICKERS SECURITIES (USA) INC.

**Notes to Financial Statement for the year ended December 31, 2025**

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**1. Nature of business and summary of significant accounting policies (continued)**

*Income Taxes*

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Recently adopted accounting pronouncements*

In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction.  ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted.  The Company adopted ASU 2023-09 for the year ended December 31, 2025, and applied the new disclosure requirements prospectively to the current annual period.  See Note 5 Income Taxes in the accompanying notes to the financial statements for further detail.

# DBS VICKERS SECURITIES (USA) INC.

**Notes to Financial Statement for the year ended December 31, 2025**

---

### 2. Property and equipment

Details of property and equipment at December 31, 2025 are as follows:

| | |
|---|---:|
| Leasehold improvements | $ 35,470 |
| Computer hardware | 11,684 |
| | 47,154 |
| Less accumulated depreciation and amortization | 47,154 |
| | $ - |

The fixed assets are fully depreciated and are still in active use as of December 31, 2025.

### 3. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternative net capital requirement, permitted by Rule 15c3-1, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2025, the Company's net capital was $6,530,094, which was $6,280,094 in excess of its minimum requirement of $250,000.

### 4. Income taxes

#### Deferred tax

The components of the Company's net deferred tax asset, which represent the tax effects of net operating loss carryforwards and temporary differences between the financial statement amounts and the tax bases of assets and liabilities, consist of the following:

| | 2025 | 2024 |
|---|---:|---:|
| Net operating losses | 9,799 | 396,970 |
| Fixed assets | - | - |
| Right-of-use asset | (67,849) | (108,174) |
| Lease liability | 67,849 | 108,174 |
| Gross deferred tax asset | 9,799 | 396,970 |
| Valuation allowance | (9,799) | (396,970) |
| Net deferred tax asset | $ - | $ - |

As of December 31, 2025, the Company had state and local net operating loss carryforwards of approximately $144,000. The net operating loss carryforwards will begin to expire in the year 2042 if not utilized prior to that date.

The Company has evaluated the positive and negative evidence bearing upon the realizability of its net deferred tax assets. Based on the Company's history of operating losses, the Company has concluded that it is more likely than not that the benefit of its deferred tax assets will not be realized. Accordingly, the Company maintains a full valuation allowance against its deferred tax assets. The valuation allowance was $9,799 at December 31, 2025 and decreased by $387,171 in the year 2025.

The amounts of cash income taxes paid by the Company were as follows:

| | | |
|---|---|---|
| Federal | $ | 77,000 |
| State and local | | 15,043 |
| | $ | 92,043 |

On July 4, 2025, the One Big Beautiful Bill Act ("OBBA") was signed into law. In general, the OBBA introduces changes to U.S. taxation, including changes in the taxation of non-U.S. income. The Company assessed the changes and concluded that it did not have any impact on the Company's financial condition or results of operations.

**5.    Concentrations of credit risk**

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to credit risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in a financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses for these counterparties.

**6.    Exemption from Rule 15c3-3**

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i). The Company does not hold customers' cash or securities and, therefore, does not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". The Company is also exempt because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 are limited to investment banking activities.

**7.    Related party transactions**

Substantially all of the Company's commission revenues are derived from effecting securities transactions on behalf of customers, primarily U.S. institutional investors, with its affiliates in the Pacific Rim and other emerging markets. The Company pays clearing fees to its affiliates based on customer trading activity. The Company's commissions from customers are collected by an affiliate and remitted to the Company monthly after deducting clearing fees owed to the affiliates. As a result, there are no clearing fees payable to affiliates. Commissions receivable from customers (net of clearing fees), pending collection by its affiliate, amounted to approximately $20,000 as of December 31, 2025.

The Company also receives distribution fees from its participation in the Parent's investment banking activity in relation to its trades made to the Company's customers. Such distribution fees are allocated by the affiliate based on the most current estimates. As of December 31, 2025, the Company has outstanding distribution fees receivable of approximately $46,000.

In 2017, the Company entered into Referral Agreements with Siebert Williams Shank & Co., formerly known as The Williams Capital Group, and Academy Securities (the "Alliance Partners"), both minority-owned U.S. SEC registered broker-dealers, whereby they may, from time to time, present their securities services including public and private underwritings of debt and equity securities. The Parent may refer certain of its clients (the "Clients") to the Company which may introduce such Clients to the Alliance Partners pursuant to the terms of the Referral Agreement. At December 31, 2025, approximately $969,000 remains payable to the Parent as included in intercompany payables to parent on the statement of financial condition.

# DBS VICKERS SECURITIES (USA) INC.

**Notes to Financial Statement for the year ended December 31, 2025**

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The Company receives routine support services for Human Resources and Internal Audit from the Parent. At December 31, 2025, approximately $14,000 remains payable to the Parent as included in intercompany payables to parent on the statement of financial condition.

## 8. Right-of-use asset and lease liability

On January 7, 2021, the Company entered into an operating lease agreement for new office space commencing on May 1, 2021 and ending on April 30, 2024. A security deposit of $75,840 was placed in connection with this lease.

On July 31, 2023, the Company signed an amended lease agreement to extend the term of the lease to April 30, 2027.

In accordance with FASB issued ASU 2016-02, "Leases (Topic 842)", the Company classified the lease as an operating lease and has no other short-term leases. The lease does not contain a renewal option but can be extended month to month at the end of the lease. The Company has reviewed and based the right-of-use asset and lease liability primarily on the present value of unpaid future minimum lease payments of $213,195. In accordance with the guidance, right-of-use asset amounted to $207,333, offset by lease liability of $207,333 as of December 31, 2025. The present value of the existing operating lease was determined by using the incremental collateralized borrowing rate on July 31, 2023 of 4.5%.

A reconciliation of operating lease liability by minimum lease payments and discount amount by year, as of December 31, 2025, is as follows:

| Year Ending December 31 | Lease ($) | Less Discount Amount ($) | Total Lease Liability ($) |
|---|---|---|---|
| 2026 | 159,896 | 5,568 | 154,328 |
| 2027 | 53,299 | 294 | 53,005 |
| | **213,195** | **5,862** | **207,333** |

For the twelve months ended December 31, 2025, the total lease cost was approximately $205,000 consisting of approximately $160,000 fixed operating lease cost included in the lease liability and approximately $45,000 variable lease costs primarily related to other occupancy expenses. The Company has no short-term leases.

## 9. Customer transactions

In the normal course of business, the Company effects, as agent, transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. At December 31, 2025, there were no estimated losses due to nonperforming parties. All open transactions at December 31, 2025 settled with no resultant loss being incurred by the Company.

# DBS VICKERS SECURITIES (USA) INC.

**Notes to Financial Statement for the year ended December 31, 2025**

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### 10. Contingencies

The Company sponsors a Simplified Employee Pension ("SEP") plan, which allows eligible employees to make pre-tax salary deferrals.  In March 2025, the Company identified potential compliance issues related to the eligibility requirements of the SEP plan.  In November 2025, the Company filed a voluntary correction program application with the Internal Revenue Service, which includes a request that no corrective action is required.  The Company does not currently expect the resolution of this matter to have a material impact on its financial statements for the year ended December 31, 2025.

Other than the above, the Company has evaluated its potential contingencies in accordance with ASC 450 and has determined that, as of December 31, 2025, there are no material loss contingencies or other potential liabilities that require recognition or disclosure. The Company is not involved in any legal proceedings or regulatory matters that could result in a material loss or impact its financial position.

### 11. Segment reporting

The Company is engaged in a single line of business as an introducing securities broker-dealer, which involves the following activities: a) retailing Asian corporate equity securities over the counter in the Pacific Rim and other emerging markets on behalf of U.S. institutional clients through its foreign broker-dealer affiliate; b) participating in best efforts offerings of foreign securities; c) private placements of securities pursuant to SEC Rule 144A; and d) referral of any onshore U.S. registered securities transactions of clients of its Parent to another U.S. SEC-registered broker-dealer.

The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business versus budget and to forecast future performance.  Additionally, the CODM uses excess net capital to make operational decisions while maintaining capital adequacy.

The Company's operations constitute a single operating segment and therefore a single reportable segment because the CODM manages the business activities using information of the Company as a whole.

The accounting policies used to measure the profit and loss of the segment are described in the summary of significant accounting policies.

### 12. Subsequent events

The Company has evaluated subsequent events and transactions that occurred after December 31, 2025 through March 27, 2026, which is the date that the financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure.